UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Questcor Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74835Y101
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No.	74835Y101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

259,417

8.	SHARED VOTING POWER

2,726,660

9.	SOLE DISPOSITIVE POWER

259,417

10.	SHARED DISPOSITIVE POWER

2,726,660

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,986,077

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	74835Y101

Item 1.  Security and Issuer.

     Questcor Pharmaceuticals, Inc., Common Stock (the "Shares")

     1300 North Kellogg Drive, Suite D
     Anaheim, California 92807

 Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Neal C. Bradsher, the President of Broadwood Capital, Inc., which is the general partner of Broadwood Partners, L.P.  Neal C. Bradsher may be referred to herein as the "Reporting Person".

Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 2,986,077 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

 Item 4.  Purpose of Transaction.

The Reporting Person acquired their Shares of the Issuer for investment purposes.

The Reporting Person has no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Person, however, reserves the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Neal C. Bradsher serves on the Issuer's Board of Directors.

 Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 2,986,077 Shares, constituting 4.9% of the Shares of the Issuer, based upon the 60,683,975 Shares outstanding1 as of January 22, 2014 (the Reporting Person obtained the number of Shares outstanding in a discussion with the Issuer).

 ____________________
1     The number of outstanding shares is based on the 60,424,558 Shares the Issuer reported outstanding as of January 22, 2014, adjusted for options held by Neal C. Bradsher.

Neal C. Bradsher has the sole power to vote or direct the vote of 259,417 Shares; has the shared power to vote or direct the vote of 2,726,660 Shares; has sole power to dispose or direct the disposition of 259,417 Shares; and has shared power to dispose or direct the disposition of 2,726,660 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Person in the past 60 days are set forth in Exhibit A.

(d) N/A

(e) Neal C. Bradsher, the Reporting Person, ceased to be the beneficial owner of more than five percent of the Shares on January 29, 2014.

 Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

 Item 7.  Material to be Filed as Exhibits.

Exhibit A: Transactions by the Reporting Person during the past 60 Days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Neal C. Bradsher

Neal C. Bradsher

January 31, 2014

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

 Exhibit A

Transactions by the Reporting Person during the past 60 Days

TRANSACTIONS IN THE SHARES2

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
01/23/2014	(20,000)	$65.00
01/29/2014	(25,000)	$66.0953
01/30/2014	(25,000)	$67.0144

______________________
2
The transactions in the Shares were made by Broadwood Partners, L.P. (“Broadwood Partners”).  Neal C. Bradsher, the Reporting Person, is the President of Broadwood Capital, Inc., the general partner of Broadwood Partners.  The transactions were effected pursuant to a Rule 10b5-1 trading plan adopted by Broadwood Partners on November 13, 2013.

3
This constitutes the weighted average sale price. The prices range from $66.00 to $66.25. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.

4
This constitutes the weighted average sale price. The prices range from $67.00 to $67.14. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.